[redacted]

SEC MAIL PROCESSING
RECEIVED
AUG 28 2015
WASH. D.C.
189
SECTION

SECURI 15027496 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 01633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2014 (MM/DD/YY) AND ENDING June 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCourtney-Breckenridge & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10097 Manchester Road, Suite 101
(No. and Street)

St. Louis	MO	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry L. Cook (314) 966-6514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201	St. Louis	MO	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry L. Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCourtney-Breckenridge & Company, as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN H DUSTMANN
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 12605620
My Commission Expires Sep 12, 2016

Terry L. Cook
Signature

Vice President & Treasurer
Title

Steven H Dustmann
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McCourtney-Breckenridge & Company

Statement of Financial Condition with Independent Auditors' Report

Year Ended June 30, 2015

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

We have audited the accompanying statement of financial condition of McCourtney-Breckenridge & Company (the Company) as of June 30, 2015. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of McCourtney-Breckenridge & Company as of June 30, 2015 in accordance with accounting principles generally accepted in the United States.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 20, 2015

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Financial Condition
June 30, 2015

Assets		
Cash and cash equivalents	$	302,301
Deposits with clearing organizations		20,000
Receivables from clearing broker (no allowance for doubtful accounts considered necessary)		14,347
Furniture and equipment, at cost net of accumulated depreciation of $57,668		-
Deferred income taxes		18,762
Other assets		932
Total Assets	$	356,342

Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	9,475
Stockholders' Equity		
Capital stock, $10 par value; 4,500 shares authorized, issued, and outstanding		45,000
Class A common stock, nonvoting, equal participation with capital stock in dividends, $10 par value; 4,500 shares authorized, 400 shares issued, and outstanding		4,000
Additional paid-in capital		21,086
Retained earnings		602,469
		672,555
Less: Treasury stock, at cost (2,783 shares of capital stock and 224 shares of Class A common stock)		325,688
Total Stockholders' Equity		346,867
Total Liabilities and Stockholders' Equity	$	356,342

See accompanying notes to financial statements.

Note A - Summary of Significant Accounting Policies

Nature of activities McCourtney-Breckenridge & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

Basis of presentation The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions Security transactions and related revenues and expenses are recorded on a settlement date basis, which did not differ materially from a trade date basis during the year ended June 30, 2015.

Furniture and equipment Furniture and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: furniture and fixtures – two to four years; computer equipment – three years. There was no depreciation expense charged to operations for the year ended June 30, 2015.

Income taxes Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date. The tax years ended June 30, 2012 through 2014 remain subject to examination by Federal and state tax jurisdictions. The Company has no uncertain tax positions at June 30, 2015.

Cash and cash equivalents The Company considers investments with an original maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts Management regularly assesses the collectability of trade accounts receivable and establishes allowances for doubtful accounts when collection is considered unlikely. Management's assessment of collectability is based on the age of the underlying receivable in relation to the payment terms established with the parties as well as other factors relevant to a determination with respect to ultimate realizability, including the parties' payment history and a current analysis of the parties' credit worthiness. In the event management determines that a receivable is uncollectible, the amount thereof is charged-off against the allowance.

Subsequent events The Company has determined that no subsequent events have occurred since the balance sheet date that would require recognition or disclosure in the Statement of Financial Condition. It

has evaluated all subsequent events as of August 20, 2015, the date this Statement of Financial Condition was available to be issued, but have not evaluated any events after that date.

Note B - Operating Lease

The Company leases its office space under an operating lease which expired on June 30, 2014 and has continued from that date on a month-to-month basis.

Note C - Income Taxes

Deferred income tax assets consist of the following at June 30, 2015:

Net operating loss carryforward	$	18,053
Mutual fund trailing commissions		709
	$	18,762

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. At June 30, 2015, the Company had a net operating loss carryforward for tax reporting purposes of $90,604, which expires at various dates from 2032 to 2035. The Company has not established a valuation reserve at June 30, 2015 due to management's belief the deferred tax asset will be realized.

Note D - Financial Instruments and Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash balances at financial institutions and clearing brokers where such balances will, at times, exceed the FDIC and SIPC insurance limits.

Note E - Net Capital Requirements

The Company is subject to the net capital rules (Rule 15c3-1) of the SEC. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rules, exceeds 15 to 1. At June 30, 20154, the Company's net capital and required net capital were $321,673 and $100,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.029 to 1.

Note F - Unsettled Trades

The risk of loss on unsettled transactions is identical to settled transactions and relates to customers' or brokers' inability to meet the terms of their contracts. Credit risk is reduced by the industry policy of obtaining and maintaining adequate collateral until the commitment is completed. There were no unsettled trades at June 30, 2015.

****